# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Bakkt, Inc., CIK 0001820302
CUSIP: 05759B305
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 3280 Peachtree Road NE, 7th Floor, Atlanta, Georgia (GA), 30305
Date of event which requires filing of this statement: 04/30/2026
Filed by CIK 0002062543
Persons authorized to receive notices and communications: Akshay Sudhir Naheta, c/o Bakkt Inc., 3280 Peachtree Road NE, 7th Floor, Atlanta, Georgia (GA), 30305, (678) 534-5849

## Reporting persons
- Akshay Sudhir Naheta (CIK 0002062543): type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); source of funds: personal funds (PF); sole voting power 11,138,989; shared voting power 0; sole dispositive power 11,138,989; shared dispositive power 0; aggregate amount beneficially owned 11,138,989 (22.3% of the class)
  Comment: Row 7, 9 and 11. Comprised of (i) 9,026,408 shares of Class A common stock, par value $0.0001 per share ("Class A Common Stock"), of Bakkt, Inc. (the "Issuer"), (ii) options to acquire 1,308,725 shares of Class A Common Stock (the "Reporting Person Options", as further described below), and (iii) 803,856 shares of Class A Common Stock relating to performance-based restricted stock units that vest upon the attainment of stock price metrics (the "PSUs", as further described below). Each share of Class A Common Stock carries one vote per share. 7,927,831 shares of Class A Common Stock were issued to the Reporting Person on April 30, 2026 as consideration payable upon the consummation of the transactions contemplated by the Share Purchase Agreement, dated as of January 11, 2026 (the "Share Purchase Agreement"), by and among Bakkt Opco Holdings, LLC, a wholly owned subsidiary of the Issuer, the Issuer, Distributed Technologies Research Global Ltd. ("DTR") and the Reporting Person. Excluded from the shares reported herein are certain shares of Class A Common Stock held of record by the Reporting Person as nominee and custodian for certain former equity holders of DTR pursuant to certain Share Purchase, Custody & Vendor Loan Agreements and joinder agreements to the Share Purchase Agreement, as to which the Reporting Person disclaims beneficial ownership. The shares reported herein do not reflect any additional shares of Class A Common Stock that may become issuable as Top-Up Consideration under the Purchase Agreement, the amount and timing of which, if any, cannot currently be determined.
  
  Row 13. The percentages reported in this Schedule 13D are based upon 49,979,537 shares of Class A Common Stock outstanding comprised of (i) 47,866,956 shares of Class A Common Stock outstanding as of April 30, 2026 (as provided by the Issuer), (ii) 1,308,725 shares of Class A Common Stock issuable upon the exercise of the Reporting Person Options and (iii) 803,856 shares of Class A Common Stock related to PSUs.
  
  Amendment No. 3 to Schedule 13D
  
  This Amendment No. 3 to Schedule 13D (this "Amendment No. 3") amends and supplements the initial Schedule 13D filed by Mr. Akshay Sudhir Naheta with the U.S. Securities and Exchange Commission (the "SEC") on November 7, 2025 (the "Original Filing"), as previously amended by Amendment No. 1 to the Original Filing filed by the Reporting Person on November 18, 2025 (the "Amendment No. 1") and Amendment No. 2 to the Original Filing filed by the Reporting Person on January 13, 2026 (the "Amendment No. 2").
  
  This Amendment No. 3 amends and supplements the Original Filing, the Amendment No. 1 and the Amendment No. 2 as specifically set forth herein and is being filed to report material changes to the information previously disclosed, including the consummation on April 30, 2026 (the "Closing Date") of the transactions contemplated by the Share Purchase Agreement (the "Closing"), providing for the issuance of shares of Class A Common Stock to the Reporting Person. Except as expressly amended hereby or by Amendment No. 1 or Amendment No, 2, the Original Filing remains unchanged.
  
  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed as such terms in the Original Filing. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: Bakkt, Inc.
Address of issuer's principal executive offices: 3280 Peachtree Road NE, 7th Floor, Atlanta, Georgia (GA), 30305

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Original Filing is amended and supplemented to read as follows:

On the Closing Date, the Reporting Person acquired 7,927,831 shares of Class A Common Stock (the "Consideration Shares") as part of the consideration payable under the Share Purchase Agreement, in exchange for the Reporting Person's equity interests in DTR. No cash was paid by the Reporting Person to acquire the Consideration Shares. Excluded from the shares acquired herein are certain shares of Class A Common Stock held of record by the Reporting Person as nominee and custodian for certain former equity holders of DTR pursuant to certain Share Purchase, Custody & Vendor Loan Agreements and joinder agreements to the Share Purchase Agreement, as to which the Reporting Person disclaims beneficial ownership.

Pursuant to the Share Purchase Agreement, the aggregate number of Consideration Shares issuable to the Reporting Person and other beneficial holders of DTR may be subject to adjustment in accordance with the terms of the Share Purchase Agreement, including pursuant to the 'Top-Up Consideration' provisions thereof.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Filing is amended and restated to read as follows:

As previously disclosed, the Reporting Person entered into the Share Purchase Agreement in his capacity as the seller of DTR. On the Closing Date, the Reporting Person acquired the Consideration Shares pursuant to the Share Purchase Agreement. The transactions combined the business of DTR with that of the Issuer and furthered the Issuer's strategic objectives. In connection with the Closing of the transactions contemplated by the Share Purchase Agreement, certain agreements previously disclosed in Item 6 became effective or terminated in accordance with their terms, as further described in Item 6 below.

Any actions the Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person's review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; tax considerations; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Person may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Person, in his position as a securityholder of the Issuer and in his positions as a director or executive officer of the Issuer, may engage in discussions with other members of management, the Board, other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Class A Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; changes in the Issuer's certificate of incorporation or bylaws, agreements, collaborations, joint ventures and other business arrangements between or involving the Reporting Persons and the Issuer; or other material changes to the Issuer's business or corporate structure, including changes in management or the composition of the Board.

Other than as described above or other than as may have arisen in his capacity as a director or executive officer of the Company, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change its purpose or formulate different plans or proposals with respect thereto at any time. To the extent the Reporting Person may be involved in the formulation or approval of such plans or proposals solely in his capacity as a director or executive officer of the Company, the Reporting Person does not expect to disclose such developments of his involvement by amending this Statement.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Original Filing is hereby amended and restated in its entirety to read as follows:
(a) Amount beneficially owned: 11,138,989
Percent of class: 22.3%.
Number of shares as to which each person has sole or shared power to vote or dispose:
(b) Number of shares the Reporting Person has:
i. Sole power to vote or direct the vote: 11,138,989.
ii. Shared power to vote: 0.
iii. Sole power to dispose or direct the disposition of: 11,138,989.
iv. Shared power to dispose or direct the disposition of: 0.
The Reporting Person may be deemed to beneficially own 1,308,725 shares of Class A Common Stock issuable upon exercise of 1,308,725 Reporting Person Options held by the Reporting Person. The aggregate number of shares beneficially owned by the Reporting Person also includes the Consideration Shares issued on the Closing Date.

The shares reported herein do not include certain shares of Class A Common Stock issued in the Closing and held of record by the Reporting Person as nominee and custodian for certain former equity holders of DTR (the "Company Beneficial Owners") pursuant to certain Share Purchase, Custody & Vendor Loan Agreements and joinder agreements to the Share Purchase Agreement (the "Custodial Shares"). Under those applicable agreements, such Company Beneficial Owners have full, unconditional and irrevocable beneficial ownership of the Custodial Shares, including all rights to dividends, distributions and voting, as well as all economic risk and reward relating thereto. The Reporting Person retains only legal title to such Custodial Shares as nominee and custodian without any beneficial interest therein.
Transactions in the class effected during the past sixty days: Except for the issuance of the Consideration Shares on April 30, 2026 pursuant to the Share Purchase Agreement, during the past 60 days, the Reporting Person has not effected any transactions with respect to the Class A Common Stock.
Other persons with the right to receive dividends or sale proceeds: The Custodial Shares are held of record by the Reporting Person solely as nominee and custodian for the Company Beneficial Owners pursuant to certain Share Purchase, Custody & Vendor Loan Agreements and joinder agreements to the Share Purchase Agreement, and are not included in the shares of Class A Common Stock reported as beneficially owned by the Reporting Person herein. Under such agreements, the Company Beneficial Owners, and not the Reporting Person, have the right to receive dividends from, and the proceeds from the sale of, the Custodial Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Description of contracts, arrangements, understandings, or relationships
Item 6 of the Original Filing, Amendment No. 1 and Amendment No. 2 is amended and supplemented to read as follows:
On the Closing Date, the transactions contemplated by the Share Purchase Agreement were consummated, and the Issuer issued the Consideration Shares to the Reporting Person pursuant to the Share Purchase Agreement.

Agreements Relating to the Custodial Shares

In connection with the Closing, certain shares of Class A Common Stock issued pursuant to the Share Purchase Agreement were issued subject to applicable joinder agreements to the Share Purchase Agreement and certain Share Purchase, Custody & Vendor Loan Agreements previously entered into between the Reporting Person and certain Company Beneficial Owners. Pursuant to the applicable joinder agreements to the Share Purchase Agreement, the shares of Class A Common Stock issued in respect of such interests remain subject to the release terms set forth in the applicable Share Purchase, Custody & Vendor Loan Agreements.

Under the Share Purchase, Custody & Vendor Loan Agreements, the Company Beneficial Owners have full, unconditional and irrevocable beneficial ownership of the applicable Custodial Shares, including all rights to dividends, distributions and voting and all economic risk and reward relating thereto, and the Reporting Person retains legal title to such Custodial Shares solely as nominee and custodian and without any beneficial interest therein. In connection with the Closing, unreleased interests subject to such arrangements were converted into shares of Class A Common Stock at the applicable exchange ratio, and such resulting shares remain subject to the same release schedule and custodial arrangements set forth in the applicable Share Purchase, Custody & Vendor Loan Agreements.

Accordingly, to the extent the Reporting Person continues to hold legal title to any Custodial Shares following the Closing, he does so solely in a nominee and custodial capacity pending release and transfer in accordance with the applicable Share Purchase, Custody & Vendor Loan Agreements, and the Company Beneficial Owners retain their corresponding beneficial interests and voting power in such Custodial Shares.

Except as described herein, the Reporting Person has no material contracts, arrangements, understandings or relationships with respect to the securities of the Issuer other than those previously disclosed in the Original Filing, Amendment No. 1 and Amendment No. 2.

## Signatures
- Akshay Sudhir Naheta: /s/ Marc D'Annunzio, Marc D'Annunzio Attorney-in-Fact for Akshay Sudhir Naheta (05/04/2026)